División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 06 May 2008.

[redacted]

09046164

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

RECEIVED
2008 MAY 18 A 2:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Logotype of MANPA]

REPORT SUBMITTED TO THE BOARD OF DIRECTORS ABOUT THE METHODS AND PROCEDURES APPLIED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA. TO PREVENT CAPITAL LEGITIMATING DURING 2008

According to the provisions set forth by the National Securities and Exchange Commission in the "Standards to Prevent, Control and Audit Capital Legitimating Operations applicable to the Venezuelan Capital Market", published in Official Gazette No.38354 as of January 10, 2006 below a management report during the year 2008 to prevent capital legitimating in Manpa is submitted to the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.CA. :

1. The Manual of Policies, Standards and Procedures to Prevent Capital Legitimating has been complied with.

1.1. Most client and employee files have been prepared according to the policy "Know your Client" and "Know your Employee" included in Section III of the aforementioned manual.

1.2. The standards for collecting, following the parameters set forth in such manual has been complied with.

1.3. First-tier stock exchange companies as well placement agents were hired to place securities issued during 2008, specifically commercial papers and

unsecured bonds. Therefore, Manpa did not undertake any direct placement of securities.

In every case, contracts entered into set forth the obligation by placement agents to comply with the aforementioned standard by the National Securities and Exchange Commission in order to avoid securities issued by Manpa being used for capital legitimating.

2. In regard to payment of cash dividends, the internal procedure developed by the Shareholders Department was kept, aimed at verifying with transfer agent identity of shareholders, these being individuals or body corporate, as well as the conditions to pay such dividends, such as: keeping and individual file of each of them with the corresponding documentation they have to submit upon payment together with collection authorizations, and leaving copies of identity documents of both the shareholder and the authorized person. Likewise, it was decided to take the fingerprint of the authorized person or shareholder, as the case may be.
3. During the year 2008 no suspicious activities were reported.

Sincerely,

Beatriz Macero de Manzur (signed) Illegible.

Compliance Officer.

Caracas, March 27, 2009.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, April 30th, 2009.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANPA

INFORME PRESENTADO ANTE LA JUNTA DIRECTIVA SOBRE LOS METODOS Y PROCEDIMIENTOS APLICADOS EN MANUFACTURAS DE PAPEL C.A. (MANPA) SACA. PARA PREVENIR LA LEGITIMACIÓN DE CAPITALES DURANTE 2008

De acuerdo a lo establecido por la Comisión Nacional de Valores en las "Normas para la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano", publicada en la Gaceta Oficial N° 38.354 del 10 de enero de 2006, a continuación se presenta ante La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. un informe relativo a la gestión realizada durante el año 2008, para prevenir la legitimación de capitales en Manpa:

1. Se ha dado cumplimiento al Manual de Políticas Normas y Procedimientos para Prevenir la Legitimación de Capitales.

   1.1. En lo relacionado con la política "Conozca a su Cliente", y "Conozca a su Empleado" contenidas en la Sección III del referido manual, se han ido conformando la mayoría de los expedientes de nuestros clientes y empleados.

   1.2. Se han cumplido las normas establecidas para efectuar la cobranza, siguiendo los parámetros establecidos en dicho manual.

   1.3. Para la colocación de títulos valores emitidos durante 2008, específicamente papeles comerciales y bonos quirografarios, fueron contratados los servicios de casas de bolsa de primer orden, como agentes de colocación, por lo que Manpa no realizó colocación directa de sus títulos.

   En todos los casos, los contratos suscritos establecen la obligación por parte de los agentes de colocación de dar cumplimiento cabal a la referida norma de la Comisión Nacional de Valores, de manera de evitar que los títulos emitidos por Manpa sean utilizados para legitimar capitales.

2. En relación al pago de los dividendos en efectivo, se mantuvo el procedimiento interno desarrollando por el Departamento de Accionistas, destinado a verificar con el agente de traspaso la identidad de los accionistas, sean estos personas naturales o jurídicas, así como las condiciones para el pago de los mismos, manteniendo un archivo individual de cada uno de ellos con la documentación legal correspondiente que deben presentar en cada oportunidad de pago, así como de las autorizaciones para el cobro, dejando copias de los documentos de identidad, tanto del accionista como del autorizado. Así mismo se decidió tomar la huella dactilar del autorizado o del accionista, según fuese el caso.

3. Durante el año 2008, no se reportaron actividades sospechosas.

Sin más a que hacer mención

Beatriz Macero de Manzur
Oficial de Cumplimiento

Caracas; 27 de marzo de 2009.